KPMG LLP
345 Park Avenue
New York, NY 10154-0102





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We have examined
management of BNY
Mellon Funds Trusts
assertion, included in
the accompanying
Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of
1940, that BNY
Mellon Income Stock
Fund, BNY Mellon
Mid Cap Multi-
Strategy Fund, BNY
Mellon Small Cap
Multi-Strategy Fund,
BNY Mellon
International Fund,
BNY Mellon
Emerging Markets
Fund, BNY Mellon
Asset Allocation
Fund, BNY Mellon
Bond Fund, BNY
Mellon Intermediate
Bond Fund, BNY
Mellon Short-Term
U.S. Government
Securities Fund, BNY
Mellon Corporate
Bond Fund, BNY
Mellon National
Intermediate
Municipal Bond Fund,
BNY Mellon National
Short-Term Municipal
Bond Fund, BNY
Mellon Pennsylvania
Intermediate
Municipal Bond Fund,
BNY Mellon
Massachusetts
Intermediate
Municipal Bond Fund,
BNY Mellon New York
Intermediate Tax-
Exempt Bond Fund,
BNY Mellon
Municipal
Opportunities Fund,
BNY Mellon National
Municipal Money
Market Fund, and
BNY Mellon
Government Money
Market Fund (the
Funds), each a
series of BNY Mellon
Funds Trust,
complied with the
requirements of
subsections (b) and
(c) of Rule 17f-2
under the Investment
Company Act of 1940
(the Act) (the
specified
requirements) as of
June 30, 2024. BNY
Mellon
Funds Trusts
management is
responsible for
its assertion.
Our
responsibility is
to express an
opinion on
managements
assertion about
the Funds
compliance with
the specified
requirements
based on our
examination.

Our examination was
conducted in
accordance with
attestation standards
established by the
AICPA. Those
standards require that
we plan and perform
the examination to
obtain reasonable
assurance about
whether managements
assertion about
compliance with the
specified requirements
is fairly stated, in all
material respects. An
examination involves
performing procedures
to obtain evidence
about whether
managements
assertion is fairly
stated, in all material
respects. The nature,
timing, and extent of
the procedures
selected depend on our
judgment, including an
assessment of the risks
of material
misstatement of
managements
assertion, whether due
to fraud or error. We
believe that the
evidence we obtained
is sufficient and
appropriate to provide a
reasonable basis for
our opinion.

We are required to be
independent and to
meet our other ethical
responsibilities in
accordance with
relevant ethical
requirements relating
to the engagement.

Included among
our procedures
were the following
tests performed as
of June 30, 2024,
and with respect to
agreement of
security purchases
and sales or
maturities, for the
period from March
31, 2024 (the date
of the Funds last
examination),
through June 30,
2024:

1.	Count and
inspection of all
securities (if any)
located in the
vault of The Bank
of New York
Mellon
Corporation in
570 Washington
Blvd, Jersey City,
NJ 07310;

2.	Confirmation with
the Custodian of
all securities held,
hypothecated,
pledged or placed
in escrow or out
for transfer with
brokers,
pledgees, or
transfer agents, if
any;

3.	Obtained the
Custodian
reconciliation of
security positions
held by
institutions in
book entry form
(e.g., the Federal
Reserve Bank,
The Depository
Trust Company
and various sub-
custodians) to
Custodian
records and
verified that
reconciling items
were cleared in a
timely manner;



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KPMG International Limited, a private English
company limited by guarantee.





4.	Reconciliation of
the Funds
securities per the
books and records
of the Funds to
those of the
Custodian;

5.	Agre
eme
nt of
pen
ding
purc
hase
and
sale
activ
ity
for
the
Fun
ds
as of
June
30,
202
4, if
any,
to
docu
men
tatio
n of
corr
espo
ndin
g
subs
equ
ent
bank
state
men
ts;

6.	Agreemen
t of five
security
purchases
and five
security
sales or
maturities,
since the
date of the
last
examinati
on, from
the books
and
records of
each Fund
to
correspon
ding bank
statement
s;

7.	Confirmation of
all repurchase
agreements
with
broker(s)/bank(
s) and/or
agreement of
corresponding
subsequent
cash receipts
to bank
statements and
agreement of
underlying
collateral with
the Custodian
records, if any;

8.	Review of the
BNY Mellon Asset
Servicing Custody
and Securities
Lending Services
Service
Organization
Control Report
(SOC 1 Report)
for the period July
1, 2023  June 30,
2024 and noted no
relevant findings
were reported in
the areas of Asset
Custody and
Trade Settlement.
Our examination does
not provide a legal
determination on the
Funds compliance with
specified requirements.
In our opinion,
management's
assertion that the
Funds complied with
the requirements of
subsections (b) and
(c) of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024, with respect
to securities
reflected in the
investment accounts of
the Funds are fairly
stated, in all material
respects.

This report is
intended solely for the
information and use
of management and
the Board of Trustees
of BNY Mellon Funds
Trust and the
Securities and
Exchange
Commission and is
not intended to be
and should not be
used by anyone other
than these specified
parties.


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5

May 12, 2025


Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of 1940

We, as members of
management of BNY
Mellon Income Stock
Fund, BNY Mellon Mid
Cap Multi-Strategy
Fund, BNY Mellon
Small Cap Multi-
Strategy Fund, BNY
Mellon International
Fund, BNY Mellon
Emerging Markets
Fund, BNY Mellon
Asset Allocation Fund,
BNY Mellon Bond
Fund, BNY Mellon
Intermediate Bond
Fund, BNY Mellon
Short-Term U.S.
Government Securities
Fund, BNY Mellon
Corporate Bond Fund,
BNY Mellon National
Intermediate Municipal
Bond Fund, BNY
Mellon National Short-
Term Municipal Bond
Fund, BNY Mellon
Pennsylvania
Intermediate Municipal
Bond Fund, BNY
Mellon Massachusetts
Intermediate Municipal
Bond Fund, BNY
Mellon New York
Intermediate Tax-
Exempt Bond Fund,
BNY Mellon Municipal
Opportunities Fund,
BNY Mellon National
Municipal Money
Market Fund and BNY
Mellon Government
Money Market Fund
(the Funds), each a
series of BNY Mellon
Funds Trust, are
responsible for
complying with the
requirements of
subsections (b) and (c)
of Rule 17f-2, Custody
of Investments by
Registered
Management
Investment Companies
of the Investment
Company Act of 1940.
We are also
responsible for
establishing and
maintaining effective
internal controls over
compliance with those
requirements.  We have
performed an
evaluation of the Funds
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination) through
June 30, 2024.

Based on this
evaluation, we assert
that the Funds were in
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination), through
June 30, 2024, with
respect to securities
reflected in the
investment accounts of
the Funds.


BNY Mellon Funds
Trust



Jim Windels
Treasurer
























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